                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


                                   (Mark One)

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                  For the fiscal year ended December 31, 1997


                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from        to       .
                                               ------    ------

                         Commission File Number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

    Piper Impact 401(k) Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Quanex Corporation
    1900 West Loop South, Suite 1500
    Houston, Texas 77027
    (713) 961-4600

                       [DELOITTE & TOUCHE LLP LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Piper Impact 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Piper Impact 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1997 and (2) 5% reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


May 22, 1998

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                               December 31,
                                                                         -----------------------
                                                                            1997         1996
                                                                         ----------   ----------
Assets:
   Investments, at fair value:
          Mutual fund assets:
                  Fidelity Puritan Fund                                  $  393,816   $  218,869
                  Fidelity Contrafund                                       522,991      234,672
                  Fidelity Intermediate Bond Fund                           171,180      110,374
                  Fidelity Retirement Growth Fund                           254,730      132,456
                  Fidelity Blue Chip Fund                                 1,399,981      707,914
                  Fidelity Asset Manager Fund                               216,111      120,481
                  Fidelity Retirement Money Market Fund                     273,551      154,004
          Quanex Corporation Common Stock                                    42,176           --
          Fidelity Common/Commingled Trust                                  150,845       83,199
                                                                         ----------   ----------
                                                                          3,425,381    1,761,969

          Participant loans                                                 146,425       44,691
                                                                         ----------   ----------
                  Total                                                   3,571,806    1,806,660
                                                                         ----------   ----------

   Employee contributions receivable                                        176,609      144,214
   Employer contributions receivable                                         27,343       24,290
                                                                         ----------   ----------
                  Total                                                     203,952      168,504
                                                                         ----------   ----------

Net Assets Available for Benefits                                        $3,775,758   $1,975,164
                                                                         ==========   ==========










                       See notes to financial statements.

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS




                                                               Year Ended December 31,
                                                               -----------------------
                                                                   1997         1996
                                                               ----------   ----------

Investment income:
        Interest and dividends                                 $  231,919   $  114,195
        Net appreciation in fair value of investments             252,778       40,251
                                                               ----------   ----------
                    Total income                                  484,697      154,446
                                                               ----------   ----------

Contributions:
        Employer                                                  240,468      198,604
         Less forfeitures                                           9,434        2,887
                                                               ----------   ----------
                                                                  231,034      195,717

        Employee                                                1,247,453    1,007,030
                                                               ----------   ----------
                    Total contributions                         1,478,487    1,202,747
                                                               ----------   ----------

Interest on participant loans                                       6,290          555
                                                               ----------   ----------
                    Total additions                             1,969,474    1,357,748
                                                               ----------   ----------

Benefit payments                                                  163,966       30,777
Administrative fees                                                 4,914        1,856
                                                               ----------   ----------
                    Total deductions                              168,880       32,633
                                                               ----------   ----------

Increase in net assets available
  for benefits                                                  1,800,594    1,325,115

Net assets available for benefits:
        Beginning of year                                       1,975,164      650,049
                                                               ----------   ----------
        End of year                                            $3,775,758   $1,975,164
                                                               ==========   ==========




                       See notes to financial statements.

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996


A.       DESCRIPTION OF THE PLAN

         The following description of the Piper Impact 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (1) General. The Plan is a defined contribution plan which covers substantially all full-time employees of Piper Impact, Inc. (the "Company"), a subsidiary of Quanex Corporation. The Plan permits eligible employees to elect a deferral of compensation under Section 401(k) of the Internal Revenue Code ("Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity"). The Benefits Committee (the "Committee"), appointed by Quanex Corporation's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may contribute to the Plan by electing salary deferrals between 1% and 15% of compensation as defined by the Plan document. The Company contributes 25% of the first 6% of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations. Additional amounts may be contributed at the option of the Company's Board of Directors.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce current or future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         (4) Investment Options. Participants may direct allocations of their contributions to the following funds:

                  Puritan Fund - invested and reinvested in domestic and foreign common stocks, preferred stocks and bonds, and debt securities.

                  Contrafund - invested and reinvested in equities of foreign and preferred stock.

                  Intermediate Bond Fund - invested primarily in fixed-income obligations including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities.

                  Retirement Growth Fund - invested and reinvested in common stocks and other types of securities.

                  Blue Chip Fund - invested and reinvested primarily in common stocks of established domestic and foreign companies.

                  Asset Manager Fund - invested and reinvested in domestic and foreign stocks, bonds, and short-term and money market instruments.

                  Retirement Money Market Fund - invested in short-term money market securities of U.S. and foreign issuers.

                  Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                  Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions

         (5) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested for each year of credited service beginning with his or her second year and is 100% vested after six years of credited service.

         (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. In accordance with the Code, upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. As of December 31, 1997 and 1996, net assets available for benefits included benefits of $9,913 and $2,890, respectively, due to participants who had withdrawn from participation in the Plan.

         (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or ten years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account. Loan set up fees and carrying fees are paid by the participant to Fidelity.


B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The fair value of the common/commingled trust is at face value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

         (4) Administrative Expense. The Company pays all administrative expenses.

         (5)      Payments of Benefits. Benefit payments are recorded when paid.

C.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

D.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Code and, as a result, is exempt from taxation under Section 501(a) of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity mutual fund assets, as shown below:




                                    1997                                     1996
                                    ----                                     ----

                     Shares         Cost      Sales Price      Shares         Cost      Sales Price
                  -----------   -----------   -----------   -----------   -----------   -----------

Purchases             250,854   $ 1,705,534                     164,862   $ 1,194,042
Sales                  86,413       373,734   $   408,988        15,545       106,236   $   107,440



         During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:




                                    1997                                     1996
                                    ----                                     ----

                     Shares         Cost      Sales Price      Shares         Cost      Sales Price
                  -----------   -----------   -----------   -----------   -----------   -----------
Purchases            105,387    $   105,387                      66,192   $    66,192
Sales                 37,741         37,741   $    37,741        13,217        13,217   $    13,217


         During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Quanex Corporation common stock as shown below:



                                    1997                                     1996
                                    ----                                     ----

                     Shares         Cost      Sales Price      Shares         Cost      Sales Price
                  -----------   -----------   -----------   -----------   -----------   -----------
Purchases               1,555   $    48,030                          --            --            --
Sales                      55         1,682   $     1,588            --            --            --

F.        SUPPLEMENTAL FUND INFORMATION

          Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:



                                                              1997           1996
                                                          -----------    -----------
Employee Contributions:
          Fidelity Puritan Fund                           $   139,215    $   118,686
          Fidelity Contrafund                                 204,631        142,176
          Fidelity Intermediate Bond Fund                      67,476         64,591
          Fidelity Retirement Growth Fund                      95,104         85,983
          Fidelity Blue Chip Fund                             444,602        388,617
          Fidelity Asset Manager Fund                          76,557         68,409
          Fidelity Retirement Money Market Fund               121,081         88,743
          Quanex Corporation Common Stock                      35,632             --
          Fidelity Common/Commingled Trust                     63,155         49,825
                                                          -----------    -----------
                                                          $ 1,247,453    $ 1,007,030
                                                          ===========    ===========




                                                               1997           1996
                                                          -----------    -----------
Employer Contributions:

          Fidelity Puritan Fund                           $    26,783    $    23,821
          Fidelity Contrafund                                  37,704         26,865
          Fidelity Intermediate Bond Fund                      13,701         12,487
          Fidelity Retirement Growth Fund                      18,608         15,386
          Fidelity Blue Chip Fund                              87,097         76,268
          Fidelity Asset Manager Fund                          14,557         12,750
          Fidelity Retirement Money Market Fund                14,576         18,380
          Quanex Corporation Common Stock                       5,045             --
          Fidelity Common/Commingled Trust                     12,963          9,760
                                                          -----------    -----------
                                                          $   231,034    $   195,717
                                                          ===========    ===========





                                                              1997           1996
                                                          -----------    -----------
Benefit Payments:
          Fidelity Puritan Fund                           $    17,800    $     2,425
          Fidelity Contrafund                                  15,905          6,166
          Fidelity Intermediate Bond Fund                       8,822          1,173
          Fidelity Retirement Growth Fund                       9,986          3,791
          Fidelity Blue Chip Fund                              55,029         15,749
          Fidelity Asset Manager Fund                           8,957            795
          Fidelity Retirement Money Market Fund                32,630             79
          Quanex Corporation Common Stock                       1,419             --
          Fidelity Common/Commingled Trust                     13,418            599
                                                          -----------    -----------
                                                          $   163,966    $    30,777
                                                          ===========    ===========



                                                              1997           1996
                                                          -----------    -----------
Investment Income:
          Fidelity Puritan Fund                           $    62,162    $    21,079
          Fidelity Contrafund                                  80,320         29,620
          Fidelity Intermediate Bond Fund                      10,824          3,657
          Fidelity Retirement Growth Fund                      32,386          6,660
          Fidelity Blue Chip Fund                             250,281         74,190
          Fidelity Asset Manager Fund                          34,017         10,693
          Fidelity Retirement Money Market Fund                11,626          5,173
          Quanex Corporation Common Stock                      (3,830)            --
          Fidelity Common/Commingled Trust                      6,911          3,374
                                                          -----------    -----------
                                                          $   484,697    $   154,446
                                                          ===========    ===========

           ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 76-0396886; PN 001

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                             AS OF DECEMBER 31, 1997




                                                       Shares/                  Current
                                                      Par Value      Cost        Value
                                                     ----------   ----------   ----------

Mutual Fund Assets - Fidelity Investments:
      Puritan Fund*                                      20,321   $  363,226   $  393,816
      Contrafund*                                        11,216      480,823      522,991
      Intermediate Bond Fund*                            16,832      170,105      171,180
      Retirement Growth Fund*                            15,118      278,500      254,730
      Blue Chip Fund*                                    35,478    1,206,445    1,399,981
      Asset Manager Fund*                                11,777      199,782      216,111
      Retirement Money Market Fund*                     273,551      273,551      273,551
                                                                  -----------------------
                  Total Mutual Fund Assets                         2,972,432    3,232,360

Quanex Corporation Common Stock*                          1,500       46,348       42,176
Fidelity Common/Commingled Trust*                       150,845      150,845      150,845
Participant loans (bearing interest rates
   from 7.85% to 11%)                                                146,425      146,425
                                                                  -----------------------

                  Total Investments                               $3,316,050   $3,571,806
                                                                  =======================



* Party-in-Interest

   ITEM 27-d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 76-0396886; PN 001

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             Series of Transactions



                                                                                                 Current
                         Total Number of               Total Number of                          Value on       Net
                        Purchases During   Purchase   Sales During the   Selling    Cost of    Transaction     Gain
       Description       the Plan Year       Price       Plan Year        Price      Asset        Date        (Loss)
       -----------      ----------------   --------   ----------------   --------   --------   -----------   --------
Fidelity Investments:
Puritan*                       61          $197,986          44          $ 55,645   $ 50,913   $    55,645   $  4,732

Contrafund*                    49           298,784          29            42,988     37,418        42,988      5,570

Intermediate Bond*             61            94,162          37            35,017     35,155        35,017       (138)

Retirement Growth*             51           166,433          31            32,549     30,320        32,549      2,229

Blue Chip*                     85           646,301          59           140,189    120,125       140,189     20,064

Asset Manager*                 49           110,252          34            30,530     27,733        30,530      2,797

Retirement Money Mkt*          61           191,616          41            72,070     72,070        72,070          0

Common/Commingled              54           105,387          38            37,741     37,741        37,741          0
Trust*


* Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       Piper Impact 401 (k) Savings Plan


Date:  June 29, 1998                   /s/ Wayne M. Rose
                                       ----------------------------------------
                                       Wayne M. Rose, Benefits Committee

                                INDEX TO EXHIBITS



23.1           Independents Auditor's Consent